Exhibit (a)(1)(iv)

BHP Billiton Limited 180 Lonsdale Street Melbourne Victoria 3001 Australia Tel +61 1300 55 4757 Fax +61 3 9609 4372 bhpbilliton.com	Office of the Chairman BHP Billiton Plc Neathouse Place London SW1V 1BH UK Tel +44 20 7802 4000 Fax +44 20 7802 4111 bhpbilliton.com

August 20, 2010

Dear Shareholders of Potash Corporation of Saskatchewan Inc.:

We are pleased to enclose the Offer of BHP Billiton Group and its wholly-owned indirect subsidiary to purchase all of the outstanding common shares of Potash Corporation of Saskatchewan Inc. (“PotashCorp”) at a purchase price of U.S.$130 in cash per share. The terms and conditions of the Offer are contained in the Offer and the Circular, a copy of which is enclosed with this letter.

The Offer represents an attractive premium of 20% to the closing price of PotashCorp’s shares on the NYSE on August 11, 2010, the day prior to BHP Billiton’s first approach to PotashCorp, and a premium of 32% and 33% to the volume weighted average trading prices of PotashCorp’s shares on the NYSE for the 30-trading day and the 60-trading day periods ended on the same date, respectively. The Offer is fully funded and provides PotashCorp shareholders with immediate liquidity and certainty of value regarding the company’s growth potential in the face of volatile equity markets.

The Offer is open for acceptance until 11:59 p.m. (Eastern time) on October 19, 2010, or such later date or dates as may be fixed by the Offeror unless the Offer is withdrawn.

To deposit your shares under the Offer, the Letter of Transmittal or, if necessary, the Notice of Guaranteed Delivery (both of which are enclosed) must be completed and returned in accordance with the terms and conditions set out under “Manner of Acceptance” in Section 3 of the Offer. If your shares are registered in the name of an investment dealer, stockbroker, bank, trust company or other nominee, you should contact such nominee for assistance on how to deposit your shares under the Offer.

We appreciate your careful and immediate attention to the Offer and hope that it will be favourably received. Should you have any questions with respect to the Offer or require any assistance in depositing your shares, please contact the Information Agents for the Offer, MacKenzie Partners, Inc. and Kingsdale Shareholder Services Inc. at 1-800-322-2885 and 1-866-851-3215, respectively.

Yours very truly,

BHP BILLITON GROUP

Jac Nasser

Chairman

BHP Billiton Limited ABN 49 004 028 077 Registered in Australia Registered Office: 180 Lonsdale Street Melbourne Victoria 3000	BHP Billiton Plc Registration number 3196209 Registered in England and Wales Registered Office: Neathouse Place London SW1V 1BH United Kingdom

The BHP Billiton Group is headquartered in Australia